Writer’s Direct Dial: +44 (0) 207 614-2237

E-Mail: ssperber@cgsh.com

February 13, 2009

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	GlaxoSmithKline plc Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 (File No. 1-15170)

Dear Mr. Rosenberg:

On October 9, 2008, November 6, 2008 and November 19, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) participated in conference calls that were attended by representatives of GlaxoSmithKline plc (the “Company”), PricewaterhouseCoopers LLP, the Company’s independent auditors (“PwC”), and Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to the Company (“Cleary Gottlieb”). During these conference calls, the Company’s responses to comment one of the Staff’s comment letter dated June 26, 2008 and comment one of the Staff’s comment letter dated August 13, 2008, both of which pertained to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 1-15170) (the “2007 Annual Report”), were discussed, and the Staff provided certain related comments on the 2007 Annual Report. The Company responded by electronic mail dated December 16, 2008 (which has been filed with the SEC today substantially as submitted to the Staff on that date) to the Staff’s comments that were relayed orally during these conference calls (the “December 16 Response”). Included in the December 16 Response was certain draft disclosure that the Company proposed including in future Annual Reports on Form 20-F (the “Proposed Disclosure”).

On December 22, 2008, the Staff participated in another conference call that was attended by representatives of the Company, PwC and Cleary Gottlieb. During this

Mr. Jim B. Rosenberg, p. 2

conference call, the December 16 Response was discussed, and the Staff commented on the Proposed Disclosure.

On January 21, 2009, the Company responded by electronic mail to the Staff’s comments that were relayed orally during the December 22, 2008 conference call. Included in the filing being made hereby on the Company’s behalf please find this electronic correspondence (including the related attachments) substantially as submitted to the Staff on that date.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237, my colleague Gerald Neugebauer at +44 207 614 2303 or my colleague Aimée Schultz at +44 207 614 2375.

Thank you very much again for your time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Todd Hardiman, Securities and Exchange Commission
Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Julian S. Heslop, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers LLP
Mr. Andy Kemp, PricewaterhouseCoopers LLP
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP
Ms. Aimée Schultz, Cleary Gottlieb Steen & Hamilton LLP

[Email Text]

21 January 2009

To:	Gus Rodriguez
cc:	Chris J. Buckley Sebastian R. Sperber Aimée Schultz
From:	Gerald P. Neugebauer
Subject:	GlaxoSmithKline plc

Gus,

As we discussed, attached please find revised drafts of the attachments we sent you on December 16, 2008 plus an additional attachment ("Attachment D") containing language that GSK proposes to include in future annual reports on Form 20-F in place of the paragraphs titled "Business performance" that were found on pages 2 and 9 of GSK's 2007 annual report. As you'll notice from the attachments, GSK is willing, as part of the package of revisions it is proposing, to rename the "Business performance" column "Results before major restructuring" and the "Restructuring costs" column "Major restructuring." If this approach is agreed, GSK would remove all references to "business performance" from future annual reports and would also revise references to "restructuring costs" (as well as to similar terms) as appropriate. As previously noted, GSK also will no longer refer to these measures as "non-IFRS" measures, and all other descriptions of GSK's income statement presentation would be revised, as appropriate, to be consistent with the language included in the attachments.

To summarize again the attachments:

•

Attachment A: GSK proposes including in the "Financial review" section of its annual report (which describes its operating results) a description of its income statement presentation that is substantially similar to the explanation set forth in Attachment A. GSK would thus remove the three paragraphs under the heading "Operational Excellence" found on page 41 of GSK's 2007 annual report.

•

Attachment B: GSK proposes replacing the paragraph "Presentation of business performance" in note 1 ("Presentation of the financial statements") to its financial statements with language substantially similar to that set forth in Attachment B.

•	Attachment C: GSK proposes that note 7 ("Major restructuring programmes") to its financial statements be substantially similar to the draft set forth in Attachment C.
•

Attachment D: GSK proposes replacing the paragraph titled "Business performance" in the general introductory language of future annual reports (which was found on page 2 of GSK's 2007 annual report) and the introductory language of the "Business review" section of future annual reports (which was found on page 9 of GSK's 2007 annual report) with language substantially similar to that set forth in Attachment D.

For your convenience, we are also attaching blacklines of the revised drafts against the versions we sent in December.

Please let us know if you would like to discuss in further detail how GSK has addressed your comments in the revised drafts.

[Deleted paragraph regarding procedural aspects of the submission.]

Thank you very much again for your time.

Kind regards,

Jerry Neugebauer

___________________________________________________________

Gerald P. Neugebauer

Cleary Gottlieb Steen & Hamilton LLP

City Place House, 55 Basinghall Street

London EC2V 5EH, England

t: +44 20 7614 2303 | f: +44 20 7600 1698

www.clearygottlieb.com | gneugebauer@cgsh.com

[Attachment A]	Draft — 21 January 2009

Total results and results before major restructuring

In October 2007 the Board approved a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. This restructuring programme covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated cost of approximately £1.5 billion, the programme is expected to deliver annual pre-tax savings of approximately £700 million by the time it is substantially complete at the end of 2010. The Operational Excellence programme accordingly has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme, which in 2008 amounted to £xxx million before tax (2007: £338 million), in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a direct result of this acquisition were £xx million, all of which have been charged in 2008.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programme following the Reliant acquisition have been reported in the major restructuring column in the income statement. These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note [7] to the financial statements, ‘Major restructuring programmes’, such asset impairments and staff redundancies together accounted for £xxx million of the £xxx million restructuring costs incurred in 2008 and reported in the major restructuring column (2007: £326 million of £338 million). The remaining costs (£xxx million in 2008 and £12 million in 2007) have arisen from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including [the termination of long-term supply contracts, site clearance and, with respect to 2008, the recognition of foreign exchange losses following the liquidation of a subsidiary in Puerto Rico]. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £xx million in 2008 (2007: £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.

GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results and results before major restructuring.

[Attachment A]	Draft — ~~16 December 2008~~21 January 2009

~~Explanation of how the income statement presentation has been adopted~~ Total results and results before major restructuring

~~GSK continuously undertakes activities to streamline processes and eliminate unnecessary costs both in its existing business and new businesses following their acquisition. The costs of these activities are included within the appropriate cost categories in the income statement and, where part of an individually significant restructuring programme that has a significant impact on GSK’s operating results, separately identified.~~

In October 2007 the Board approved a detailed formal plan for, and GSK announced, a significant new ~~£1.5 billion~~ Operational Excellence restructuring programme~~, which is distinct from other continuous restructuring-type activities in terms of its breadth and scale. Following the commencement of this significant restructuring programme, GSK adopted an income statement presentation that identifies in a separate column the costs incurred as a direct result of therestructuring activities undertaken thereunder together with the costs incurred as a result of other individually significant restructuring programmes related to, and following, substantial business acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. These costs principally arise from asset impairments and the termination of the employment contracts of staff made redundant as part of the restructuring activities. GSK has adopted this presentation in order to show clearly its results both before and after the costs of these significant restructuring programmes and therefore to aid a full understanding of the Group’s financial performance. The results before the costs of these significant restructuring programmes are described as “business performance” results.The Operational Excellence programme will cover all areas of the~~. This restructuring programme covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. ~~The programme, which is~~With an estimated ~~to~~ cost of approximately £1.5 billion, the programme is expected to ~~be substantially complete and~~ deliver annual pre-tax savings of approximately £700 million by the time it is substantially complete at the end of 2010. The ~~overall structure and outline plan of the~~ Operational Excellence programme ~~was approved by the Board in October 2007. Pursuant to this plan, GSK established controls to ensure that only appropriate restructuring activities are included and reflected within the Operational Excellence programme. For example, GSK’s CEO and CFO must give final approval for the inclusion of restructuring activities in the Operational Excellence programme, and GSK’s Audit Committee monitors the progress of the programme and reviews the amounts charged to it on a quarterly basis.~~accordingly has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the ~~The~~ Operational Excellence programme, which in 2008 amounted to £xxx million before tax (2007: £338 million), in a separate column in the income statement titled “Major restructuring”.

~~Costs incurred as a direct result of individually significant restructuring programmes related to, and following, substantial business acquisitions are also identified and reported within~~In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement~~. Such costs are identified and reported separately where GSK acquires a business whose operations~~ includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations ~~and where GSK’s management determines, in compliance with the same control process established~~. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme~~, that the resulting restructuring costs are expected to be significant. The~~ and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition ~~during the two years ended 31 December 2008 where the costs of the~~since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column. The total restructuring costs incurred as a direct result of this acquisition were ~~approximately [£32~~£xx million~~]~~, all of which have been charged in 2008.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Only the restructuring costs incurred solely as a direct result of the ~~two individually significant restructuring programmes described above are~~Operational Excellence programme and the restructuring programme following the Reliant acquisition have been reported in the major restructuring column in the income statement. ~~GSK continues to report the costs of all other restructuring-type activities~~ These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note [7] to the financial statements, ‘Major restructuring programmes’, such asset impairments and staff redundancies together accounted for £xxx million of the £xxx million restructuring costs incurred in 2008 and reported in the major restructuring column (2007: £326 million of £338 million). The remaining costs (£xxx million in 2008 and £12 million in 2007) have arisen from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including [the termination of long-term supply contracts, site clearance and, with respect to 2008, the recognition of foreign exchange losses following the liquidation of a subsidiary in Puerto Rico]. No costs arising from GSK’s ongoing operating activities have been reported in the major restructuring column.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within ~~“business performance”~~ results before major restructuring. These costs included restructuring costs related to minor acquisitions and £xx million in 2008 (2007: £92 million) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on GSK’s operating results or on the manner in which its business is conducted.

GSK’s operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results and results before major restructuring.

[Attachment B]	Draft — 21 January 2009

Presentation of restructuring costs

In October 2007 the Board approved a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme. This restructuring programme covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated cost of approximately £1.5 billion, the programme is expected to deliver annual pre-tax savings of approximately £700 million by the time it is substantially complete at the end of 2010. The Operational Excellence programme accordingly has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

[Attachment B]	Draft — ~~16 December 2008~~21 January 2009

~~Income statement presentation~~

~~Where restructuring activities and related costs are part of an individually significant restructuring programme that has a significant impact on GSK’s operating results, their impact is separately identified. In October 2007 GSK announced a significant new £1.5 billion~~Presentation of restructuring costs

In October 2007 the Board approved a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme~~, which is distinct from other continuous restructuring-type activities in terms of its breadth and scale. Following the commencement of this significant restructuring programme, GSK adopted an income statement presentation that identifies in a separate column the costs incurred~~. This restructuring programme covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. With an estimated cost of approximately £1.5 billion, the programme is expected to deliver annual pre-tax savings of approximately £700 million by the time it is substantially complete at the end of 2010. The Operational Excellence programme accordingly has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the ~~restructuring activities undertaken thereunder together with the costs incurred as a result of other individually significant~~Operational Excellence programme in a separate column in the income statement titled “Major restructuring”.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes ~~related to, and following, substantial business~~that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets the criteria set out above and thus is the only acquisition where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.

The Group’s results before the costs of ~~these significant~~the Operational Excellence programme and acquisition-related restructuring programmes ~~are described as “business performance” results.~~ meeting the criteria described above are also presented in a separate column in the income statement and are described as “Results before major restructuring”. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

[Attachment C]	Draft — 21 January 2009

7 Major restructuring programmes

In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. Total costs for implementation of the new programme are expected to be approximately £1.5 billion, to be incurred over the period from 2007 to 2010, although the nature of some of the restructuring activities is such that the full utilisation of related provisions as disclosed in Note [29] ‘Other provisions’ may not occur for several years after 2010. The programme is expected to deliver total annual pre-tax savings of up to £700 million by 2010, with savings realised across the business. Costs of £xxx million incurred in 2008 under the Operational Excellence programme have arisen in the following areas:

•	the commencement of the closure of a number of manufacturing sites, including [ ], giving rise to both asset write-downs and staff reductions;
•	the adoption of more customised sales approaches in both developed and emerging markets, leading to staff reductions in a number of sales forces, principally in the USA;
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure; and
•	projects to eliminate unnecessary processes and simplify continuing processes, leading to staff reductions in administrative and support functions.

In addition, costs of £xx million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

2008	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on profit before taxation
Effect on taxation
Effect on earnings

2007		Asset impairment £m	Staff reductions £m	Total £m
Cost of sales		(77)	(34)	(111)
Selling, general and administration		(1)	(136)	(137)
Research and development		(28)	(62)	(90)
Effect on profit before taxation		(106)	(232)	(338)
Effect on taxation				77
Effect on earnings				(261)

Asset impairments are non-cash items. Staff reduction costs have been settled in cash to the extent shown in Note [29] ‘Other provisions’.

Other costs in 2008 include [the termination of long-term supply contracts, site clearance and the recognition of foreign exchange gains and losses following the liquidation of subsidiaries] arising under the restructuring programmes outlined above.

These restructuring costs are reported in the major restructuring column of the Income statement on page •. There were no costs related to major restructuring programmes in 2006. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £xx million (2007: £92 million) are reported within “Results before major restructuring”.

The costs of the major restructuring programmes have been allocated as follows:

	2008 £m	2007 £m
Increase in provision for major restructuring programmes (see Note [29])		(220)
Impairments to property, plant and equipment (see Note [17])		(106)
Charged directly to the income statement		(12)
Effect on profit before taxation		(338)

[Attachment C]	DRAFT — 21 January 2009

7 Major restructuring programmes

In October 2007 GSK announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations. Total costs for implementation of the new programme are expected to be approximately £1.5 billion, to be incurred over the period from 2007 to 2010, although the nature of some of the restructuring activities is such that the full utilisation of related provisions as disclosed in Note [29] ‘Other provisions’ may not occur for several years after 2010. The programme is expected to deliver total annual pre-tax savings of up to £700 million by 2010, with savings realised across the business. Costs of £xxx million incurred in 2008 under the Operational Excellence programme have arisen in the following areas:

•	the commencement of the closure of a number of manufacturing sites, including [ ], giving rise to both asset write-downs and staff reductions;
•	the adoption of more customised sales approaches in both developed and emerging markets, leading to staff reductions in a number of sales forces, ~~particularly~~principally in the USA~~, and~~;
•	cost saving projects in R&D, focused primarily on the simplification and streamlining of support infrastructure; and
•	projects to eliminate unnecessary processes and simplify continuing processes, leading to staff reductions in administrative and support functions.

In addition, costs of £xx million were incurred during the year under the restructuring programme related to the integration of the Reliant Pharmaceuticals, Inc. business in the USA, following its acquisition in December 2007.

The analysis of the costs incurred under these programmes in 2008 and 2007 is as follows:

2008	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales
Selling, general and administration
Research and development
Effect on profit before taxation
Effect on taxation
Effect on earnings

2007		Asset impairment £m	Staff reductions £m	Total £m
Cost of sales		(77)	(34)	(111)
Selling, general and administration		(1)	(136)	(137)
Research and development		(28)	(62)	(90)
Effect on profit before taxation		(106)	(232)	(338)
Effect on taxation				77
Effect on earnings				(261)

Asset impairments are non-cash items. Staff reduction costs have been settled in cash to the extent shown in Note [29] ‘Other provisions’.

Other costs in 2008 include [the termination of long-term supply contracts, site clearance and the recognition of foreign exchange gains and losses following the liquidation of subsidiaries] arising under the restructuring programmes outlined above.

These restructuring costs are reported in the major restructuring column of the Income statement on page •. There were no costs related to major restructuring programmes in 2006. Other costs related to minor restructuring activity initiated prior to October 2007 amounting to £xx million (2007: £92 million) are reported within “Results before major restructuring”.

The costs of the major restructuring programmes have been allocated as follows:

	2008 £m	2007 £m
Increase in provision for major restructuring programmes (see Note [29])		(220)
Impairments to property, plant and equipment (see Note [17])		(106)
Charged directly to the income statement		(12)
Effect on profit before taxation		(338)

[Attachment D]	Draft — 21 January 2009

Results before major restructuring

In October 2007 GSK announced a significant new Operational Excellence restructuring programme. With an estimated cost of approximately £1.5 billion, the programme is expected to deliver annual pre-tax savings of approximately £700 million by the time it is substantially complete at the end of 2010. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled “Major restructuring”. In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 is the only acquisition since October 2007 that meets these criteria.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are described as “Results before major restructuring”. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group's financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assesses the Group’s financial performance.